[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

October 29, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for Fiscal Year Ended January 31, 2010
Filed March 31, 2010
File No. 001-07572

Dear Mr. Reynolds:

Reference is made to your letter of October 15, 2010. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statement Schedules, page 42

1.

We note your response to comment one of our letter dated August 30, 2010.  It appears that you re-filed your Credit and Guaranty Agreement, dated as of May 6, 2010 without including Exhibits G and H thereto in their entirety.  Please re-file this exhibit in its entirety or advise us as to why you believe this is unnecessary.

Response:

We have filed contemporaneously with the filing of this letter a second amendment to our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2010 that includes our Credit and Guaranty Agreement, dated as of May 6, 2010 (the “New Credit Agreement”) as an exhibit.  The version of the New Credit Agreement filed with the second amendment includes Exhibits G and H thereto, which were inadvertently omitted from the version of the New Credit Agreement filed as an exhibit to the first amendment to our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2010.  On October 6, 2010, simultaneously with our filing of such first amendment, we submitted a request for confidential treatment pursuant to Rule 24b-2 for portions of certain schedules to the New Credit Agreement; such portions were omitted from the version of the New Credit Agreement filed as an exhibit to such first amendment (as were the contents of another schedule pursuant to a discussion with the Staff).  The version of the New Credit Agreement filed with the second amendment to our Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2010 contains the same redactions.

2.

We note your response to comment two and three of our letter dated August 30, 2010.  Please file the CMI acquisition/transfer agreement as an exhibit to your next periodic report or tell us where it has been filed.  Furthermore, if it has not already been filed, please provide us with a courtesy copy of the agreement.

Response:

We do not intend to file the CMI acquisition agreement, as we do not believe it constitutes a material contract required to be filed pursuant to the requirements of the Exchange Act, including under Item 601(b)(10) of Regulation S-K thereunder.  Our management determined that the CMI acquisition agreement is not material to us for various reasons.  The working capital that we acquired and the business that we are required to operate pursuant to the agreement are not material to us on a quantitative or qualitative basis.  In addition, the payment

Mr. John Reynolds

October 29, 2010

made to us in connection with the acquisition was made as an offset to our projected future losses that could reasonably be expected to be incurred from operating the acquired business.  Thus, the net financial impact of operating the acquired business is not material to our financial condition.  Furthermore, the effect of the acquisition was a reversion to our Calvin Klein, Inc. subsidiary of the rights granted to operate the Calvin Klein Collection wholesale business.  The reversion of such rights occurs in the ordinary course of our business upon the expiration or termination of licensed rights, including terminations not due to breaches but where we seek or agree to operate the licensed business directly, such as here.  Finally, we note that the license agreements required to be amended pursuant to the terms of the CMI acquisition agreement are of the type and on terms that we enter into in the ordinary course of business, do not constitute material agreements and the amendments did not alter the general nature or terms of such agreements.

Notes to Consolidated Financial Statements, page F-6

Acquisitions, page F-9

Acquisition of CMI, page F-10

3.

We note the discussion of the amended jeans and accessories licenses that you granted to Warnaco in connection with the CMI transaction in your response to comment two of our letter dated August 30, 2010, and that you determined no fair value was required to be assigned to these license rights.  Please tell us if you granted any other license(s) (e.g. Calvin Klein Golf License) to Warnaco in connection with the CMI transaction and, if so, tell us the significant terms of such license(s) and if any fair value was assigned.  Also, further explain to us how you determined no fair value was required to be assigned to the new amended license rights, and describe to us the valuation methods used and the significant assumptions used in the valuation of these license rights to arrive at this conclusion.

Response:

We did not amend or grant any other licenses with or to Warnaco, other than as described in our response to comment two in our letter dated September 14, 2010.

We do not have a Calvin Klein golf license agreement with Warnaco.  In connection with the CMI transaction, we granted our golf licensee the right to sublicense to Warnaco the right to produce and sell golf apparel in Asia.  However, the licensee and Warnaco were not able to reach an agreement, so no such sublicense is in place.  We did not assign any value to the grant of the sublicensing right to our golf licensee because the granting of sublicensing rights to licensees is an ordinary course of business practice.

With respect to our determination that no fair value was required to be assigned to the new jeans and accessories license rights, we performed our evaluation by comparing the terms of the amendments to the corresponding terms in the other licenses we have granted for the use of the Calvin Klein brands.  We have approximately 70 such licenses, each of which was negotiated at arms’ length with independent third parties.  Accordingly, we believe that our portfolio of Calvin Klein licenses comprises a reasonable basis to indicate market value for the right to distribute Calvin Klein products.  While the specific royalty rates, fees and other economic terms of our license agreements are confidential, we would be willing to discuss these with the Staff.

4.

We note CMI’s $38.5 million contractual obligation in the condensed balance sheet provided in your response to comment three of our letter dated August 30, 2010.  It appears to us that this represents the amount Warnaco paid to you in connection with the CMI transaction in order to be released from their obligation to you to commence operating the Calvin Klein Collection wholesale apparel and accessories business.  Please confirm our understanding and, if so, explain to us your basis for recording this as a liability of CMI at the acquisition date and cite the specific accounting guidance you applied.  In your response, cite the section in the agreements requested in the comment above that gives rise to the contractual obligation.

Mr. John Reynolds

October 29, 2010

Response:

Your understanding is correct.  Warnaco paid us $38.5 million to be released from its obligation to operate the Calvin Klein Collection wholesale business, which has historically incurred operating losses.  We recorded this amount as a liability because we have a performance obligation to continue to operate this business through the end of our 2012 fiscal year.  If we fail to operate this business through such time, we are obligated to refund to Warnaco a portion of the $38.5 million, as specified in the CMI agreement.  The amount of the refund we would be required to pay Warnaco contractually is a function of how much time has elapsed between January 2008 and the date we would cease operating this business.  The amount of our refund obligation declined by $7.8 million as of the end of each of fiscal 2008 and 2009.  The amount of our refund obligation declines by an additional $7.0 million as of the end of fiscal 2010 if we continue to operate this business for the balance of this year and by an additional $8 million as of the end of each of fiscal 2011 and 2012, if we operate the business for the entirety of those fiscal years.  Please see the attached Exhibit A for the section of the CMI agreement that specifies the aforementioned refund obligations.

Our liability was established as a result of our contractual obligation to operate this business.  We believe this establishes a performance obligation, with a liability to remit cash to Warnaco if we fail to perform.

FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” addresses when liabilities become extinguished.  Paragraph 16 states that a liability becomes extinguished when the debtor becomes relieved of its obligation, either from the payment of cash or other financial assets, or the delivery of goods or services.  In the case of CMI, we are extinguishing the liability over the contractual period by operating this business.

The Company also considered other accounting guidance in evaluating the appropriate timing of reversing the liability over the contractual period.  More specifically, the principles in Staff Accounting Bulletin No. 13, “Revenue Recognition” and Concepts Statement No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises” also require a contractual obligation to be derecognized over the term of the contract or agreement, which is the method we are following based on FAS 140, as noted above.

5.

We note that you are the parent company of the licensor of the Calvin Klein Collection apparel and accessories businesses, and that CMI was the licensee of these businesses at the time of your acquisition of CMI from Warnaco.  Please tell us if your acquisition of CMI resulted in the settlement of a preexisting relationship in a business combination and, if so, tell us how you considered the three step model in EITF 04-1 to address the recognition and measurement of such settlement.

Response:

We considered EITF 04-1 when accounting for this transaction.  EITF 04-1 requires that an effective settlement of an executory contract in a business combination between two parties that have a preexisting relationship be treated as a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship.  Under this guidance, the effective settlement of the preexisting relationship in a business combination should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable.

The license agreement with CMI for Calvin Klein Collection apparel and accessories did not have any stated settlement provisions, and the terms of the preexisting agreement were at market, resulting in no separate measurement of the settlement component of the business combination.  Our conclusion that the license agreement with CMI was at market was in part based on our determination that previous license agreements for Calvin Klein Collection apparel and accessories with other licensees contained terms similar to those in the CMI license agreement.  Although the specific terms of our license agreements are confidential, we confirm that when we evaluated whether the terms of the CMI license agreement were at market, we considered the overall economics of the license agreement.

Mr. John Reynolds

October 29, 2010

When applying EITF 04-1, we separately evaluated whether our purchase price allocation should include a reacquired license right.  The wholesale business operated under the CMI license agreement incurs substantial advertising and marketing costs in an effort to support and exploit the brand.  Accordingly, while the terms of the license agreement were at market, the overall business had negative cash flows due to the significant advertising and marketing expenses mentioned above.

6.

We note in your response to comment three of our letter dated August 30, 2010 that you assigned goodwill of $5.6 million to the final balance sheet of CMI.  We further note in your response to comment two of our letter dated July 13, 2010 that your initial payment to Warnaco was based on a percentage of Warnaco’s good faith estimate of working capital (i.e. principally inventory and receivables, net of accounts payable) on the closing date.  Please tell us the definition of working capital, as defined in the CMI acquisition/transfer agreement and the percentage used to calculate your payment.  To the extent that your payment was based on 100% or less of CMI’s working capital, please explain to us how you determined the amount assigned to goodwill, as it appears to us that the fair value of acquired net assets would have exceeded your cost in that instance.  Refer to paragraph 44-45 of SFAS 141.

Response:

The definition of working capital in the CMI agreement is current assets, less total liabilities (excluding CMI’s debt).  Our initial payment to Warnaco was based on 80% of Warnaco’s good faith estimate of this working capital value.

Following a negotiation with Warnaco, the final value of working capital was agreed upon. We recorded the full value of the acquired working capital when we finalized our purchase price allocation.  The difference between the aggregate payments made to Warnaco and the final working capital value was recorded as goodwill.  The goodwill component of the purchase price reflects the full allocation of the purchase price.  Paragraphs 44-45 of SFAS 141 were not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

October 29, 2010

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended January 31, 2010.

Very truly yours,

/s/ Bruce Goldstein

Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield

      Mr. David Walz

      Mr. Shehzad Niazi

      Mr. Emanuel Chirico

      Mr. Michael Shaffer

      Mr. Mark D. Fischer, Esq.

Mr. John Reynolds

October 29, 2010

EXHIBIT A

1.4

Release Payment; Repayment.

(a)

In consideration of the transfer of the CMI Quota1, the Collection Release and the other covenants and agreements contained and referred to herein, including, without limitation, the License Rights2, WF or Parent3, acting on behalf of and at WF's instruction, shall pay to PVH on February 4, 2008, a cash amount equal to $38,500,000 (the “Release Payment”), [adjusted for the estimated value of the working capital as of that date], by wire transfer of immediately available funds (designated in U.S. dollars) to an account in the United States designated in writing by PVH at least two Business Days prior to February 4, 2008.   The parties hereto are not agreeing to an allocation of the Release Payment between the CMI Quota and the License Rights and no inference to the contrary is to be drawn from this Section 1.4.

(b)

In the event that PVH terminates the operations of the Business (a “Business Termination”) at any time between the Closing Date and the last day of PVH’s 2012 fiscal year, PVH hereby agrees to repay (without interest), subject to paragraph (d) of this Section 1.4, to WF, a portion of the Release Payment as follows:

(i)

In the event that a Business Termination occurs during the period beginning on the Closing Date and ending on the last day of PVH’s 2009 fiscal year, the amount to be repaid shall be equal to (x) $18,500,000, plus (y) $15,500,000 times a fraction, the numerator of which is the number of days after the Business Termination through the last day of PVH’s 2009 fiscal year, and the denominator of which is the number of days from and after the Closing Date until the last day of PVH’s 2009 fiscal year;

(ii)

In the event that a Business Termination occurs during the period beginning on the first day of PVH’s 2010 fiscal year and ending on the last day of PVH’s 2010 fiscal year, the amount to be repaid shall be equal to:  (x) $11,500,000, plus (y) $7,000,000 times a fraction, the numerator of which is the number of days remaining in PVH’s 2010 fiscal year after a Business Termination, and the denominator of which is 364;

(iii)

In the event that a Business Termination occurs during the period beginning on the first day of PVH’s 2011 fiscal year and ending on the last day of PVH’s 2011 fiscal year, the amount to be repaid shall be equal to:  (x) $5,000,000, plus (y) $6,500,000 times a fraction, the numerator of which is the number of days remaining in PVH’s 2011 fiscal year after a Business Termination, and the denominator of which is 364;

1 “CMI Quota” refers to the capital stock of CMI.

2 “License Rights” refers to the new and expanded rights granted to Warnaco.

3 “WF” refers to the Warnaco subsidiary that controlled the ownership of the CMI Quota; “Parent” is Warnaco.

Mr. John Reynolds

October 29, 2010

(iv)

In the event that a Business Termination occurs during the period beginning on the first day of PVH’s 2012 fiscal year and ending on the last day of PVH’s 2012 fiscal year, the amount to be repaid shall be equal to:  $5,000,000 times a fraction, the numerator of which is the number of days remaining in PVH’s 2012 fiscal year after a Business Termination, and the denominator of which is 372; or

(v)

In the event that a Business Termination occurs at anytime after the last day of PVH’s 2012 fiscal year no amount of the Release Payment shall be repaid.

(c)

In the event that a Business Termination occurs at any time between the Closing Date and the last day of PVH’s 2012 fiscal year, PVH agrees, subject to paragraph (d) of this Section 1.4, to repay (without interest) to WF a further portion of the Release Payment as follows:

(i)

During the period beginning on the Closing Date and ending on the last day of PVH’s 2010 fiscal year, PVH shall repay to WF an amount equal to: $4,500,000 less the amounts that have been reserved on the books and records of PVH or expended for restructuring or transition costs as of the last day of PVH’s 2009 fiscal year, if any (the “Uncommitted Portion”);

(ii)

If during the period beginning on the first day of PVH’s 2011 fiscal year and ending on the last day of PVH’s 2011 fiscal year, PVH shall repay to WF an amount equal to: (x) two-thirds of the Uncommitted Portion, plus (y) one-third of the Uncommitted Portion times a fraction, the numerator of which is the number of days remaining in PVH’s 2011 fiscal year, and the denominator of which is 364; or

(iii)

If during the period beginning on the first day of PVH’s 2012 fiscal year and ending on the last day of PVH’s 2012 fiscal year shall repay the Parent an amount equal to: (x) one-third of the Uncommitted Portion plus (y) one-third of the Uncommitted Portion times a fraction, the numerator of which is the number of days remaining in PVH’s 2012 fiscal year, and the denominator of which is 372.

(d)

Any repayment of a portion of the Release Payment by PVH pursuant to this Section 1.4 shall be net of all shut down costs associated with such Business Termination (“Repayment Amount”), which shall include, without limitation, write-offs, benefit payments associated with severance, operating losses incurred during the shut down period, lease breakage costs, including costs to terminate or renegotiate leases for Calvin Klein Collection stores, any payments to franchisee or licensing partners to close Calvin Klein Collection stores, and asset write-offs or impairments, as reasonably determined at the time of such Business Termination by PVH.  PVH shall notify the Parent promptly after PVH determines the amount of the Repayment Amount, if any.

(e)

Any Repayment Amount shall be paid by PVH to WF by wire transfer of immediately available funds (denominated in U.S. dollar) to an account in the United States designated in writing by the Parent.  Such payment shall be made within five business days after receipt by PVH of the account information.